Mail Stop 3561

November 9, 2009

Asher Zwebner, Interim Chief Executive Officer
Suspect Detection Systems, Inc.
4 Nafcha Street
Jerusalem, Israel 95508

> **Re:** **Suspect Detection Systems Inc.**
> **Preliminary Proxy Statement on Schedule 14A, as revised**
> **Filed April 23, 2009**
> **File No. 000-52792**

Dear Mr. Zwebner:

We have completed our review of your preliminary proxy statement on Schedule 14A, as revised, and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David Lubin, Esq.
         David Lubin & Associates, PLLC
         Facsimile No. (516) 536-5753